Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Six Months Ended June 30,		Years Ended December 31,
(dollars in thousands)	2012	2011	2011	2010	2009	2008	2007

Earnings:
Income before income taxes	$24,425	$16,949	$38,289	$25,755	$16,384	$11,551	11,970
Fixed charges, excluding preferred stock dividend requirement	7,659	9,892	20,077	19,832	24,809	23,676	23,729
Total earnings including fixed charges (a)	$32,084	$26,841	$58,366	$45,587	$41,193	$35,227	$35,699

Fixed charges:
Interest on deposits	$6,408	$8,508	$17,248	$16,886	$20,956	$19,543	$19,810
Interest on customer repurchase agreements and federal funds purchased	182	321	685	731	957	1,406	1,887
Interest on short-term borrowings	—	—	—	27	611	546	611
Interest on long-term borrowings deposits	1,069	1,063	2,144	2,188	2,285	2,181	1,421
Preferred stock dividend requirements (pre-tax)	448	1,872	2,356	2,009	3,628	275	—
Total fixed charges (b)	$8,107	$11,764	$22,433	$21,841	$28,437	$23,951	$23,729

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax) (a/b)	3.96x	2.28x	2.60x	2.09x	1.45x	1.47x	1.50x

Earnings, excluding interest on deposits:
Total earnings including fixed charges	$32,084	$26,841	$58,366	$45,587	$41,193	$35,227	$35,699
Less interest on deposits	6,408	8,508	17,248	16,886	20,956	19,543	19,810
Total earnings excluding interest on deposits (c)	$25,676	$18,333	$41,118	$28,701	$20,237	$15,684	$15,889

Fixed charges, excluding interest on deposits:
Total fixed charges	$8,107	$11,764	$22,433	$21,841	$28,437	$23,951	$23,729
Less interest on deposits	6,408	8,508	17,248	16,886	20,956	19,543	19,810
Total fixed charges, excluding interest on deposits (d)	$1,699	$3,256	$5,185	$4,955	$7,481	$4,408	$3,919

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (c/d)	15.11x	5.63x	7.93x	5.79x	2.71x	3.56x	4.05x